SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 7 February 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 12 January 2005
             2.  Director Shareholding announcement made on 18 January 2005
             3.  Director Shareholding announcement made on 18 January 2005
             4.  Transaction in Own Shares announcement made on 19 January 2005
             5.  Transaction in Own Shares announcement made on 26 January 2005
             6.  Broadband Development News announcement made on
                 03 February 2005
             7.  BT Proposals for UK Telecoms announcement made on
                 03 February 2005

Enclosure No.1.


Wednesday 12 January 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 243,739 ordinary shares at a maximum price of 199.5 pence per share and a minimum price of 136 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,370,193 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,258,845.

Enclosure No.2.


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

BT Group plc


2) Name of Director

Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.


7) Number of shares/amount of stock acquired:

Purchase of 59 shares at 212p per share.


8) Percentage of issued class

n/a


9) Number of shares/amount of stock disposed

n/a


10) Percentage of issued class

n/a


11) Class of security

Ordinary shares of 5p each


12) Price per share

212p


13) Date of transaction

17 January 2005


14) Date Company informed

17 January 2005


15) Total holding following this notification

Paul Reynolds:

1. 67,598 ordinary shares - personal holding;

2. 141,832 ordinary shares under the BT Group Incentive Share Plan;

3. 204,805 ordinary shares under BT Group Deferred Bonus Plan;

4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

5. Options over 1,769,624 ordinary shares under BT Group Global Share Option
   Plan.


16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes


17) Date of grant

n/a


18) Period during which or date on which exercisable

n/a


19) Total amount paid (if any) for grant of the option

n/a


20) Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22) Total number of shares or debentures over which options held following this notification

n/a


23) Any additional information

The above named Director has a technical interest, as at 18 January 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 117,731 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 28,649,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


24) Name of contact and telephone number for queries

John Challis, 020 7356 4086


25) Name of signature or authorised company official responsible for making this notification

John Challis


Date of Notification: 18 January 2005

Enclosure No.3.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 10,010 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

17 January 2005

14) Date Company informed

18 January 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 18 January 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 127,741 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,649,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 18 January 2005

Enclosure No.4.


Wednesday 19 January 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 42,694 ordinary shares at a price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,327,499 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,301,539.

Enclosure No.5.


Wednesday 26 January 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 71,472 ordinary shares at a minimum price of 146 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,256,027 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,373,011.

Enclosure No.6.


                                                                February 3, 2005

       BT WHOLESALE UNVEILS FURTHER BROADBAND PRICE AND PRODUCT DEVELOPMENTS

BT Wholesale today announced plans to deliver higher speed broadband services throughout the UK together with a range of wholesale broadband pricing initiatives. The changes include more competitive wholesale broadband pricing in response to service provider requests to support the continued explosion of end user take up of broadband connections.

These customer focussed plans help develop the competitive environment for the industry envisaged in today's BT response to the Ofcom Telecommunications Strategic Review (see News Release DC05 - 057).

BT plans to deliver higher speeds from its wholesale ADSL products to meet increasing demand for more bandwidth-hungry applications such as video. Trials are scheduled to begin in April 2005 with a view to launching higher speed services nationally from the autumn.

Firstly the company plans to trial upping the speeds on lines that will currently support existing 2Mbit/s ADSL services to deliver speeds between 2Mbit /s and 8Mbit/s dependant on line characteristics. In addition BT Wholesale plans to run initial trials of ADSL2+ technology to support higher speed services of up to 18Mbit/s. Further details of the timing, scope and location of the trials will be provided over the next few weeks.

From April 2005, BT Wholesale plans to reduce the wholesale cost to service providers of BT IPStream ADSL products by an average of about 8 per cent in areas where there is a combination of high customer demand, high take up and lower costs. The reduction will be delivered as a rebate to the service provider of GBP1.10 per BT IPstream Home end user and GBP1.40 per BT IPstream Office and S product end user.

The company announced it will also reduce the costs for BT Datastream ADSL service providers at the same time to ensure continued compliance with the regulatory margin rule. Given current market and regulatory conditions, BT said it does not expect to make any further significant price changes to the existing ADSL IP Stream rental charges over the next 12 months, other than potentially some changes to support the take up of higher bandwidth services.

BT Wholesale has also announced it plans further price cuts for Local Loop Unbundling operators. BT would hope to cut the monthly rental on the fully unbundled local loop product by a similar proportion to the BT IPstream reduction. This will be subject to the speedy and satisfactory conclusion of two related Ofcom consultations and the wider review as well as following normal regulatory processes.

BT Wholesale chief executive Paul Reynolds said: "At more than four million ADSL broadband connections and growing, and close to two million cable broadband users, broadband in the UK is rapidly becoming a mass market service. Broadband service providers want a choice of broadband service delivery and the ability to differentiate their services to end users. The broadband volumes we see today allow us to address both issues of cost and choice, and will help maintain a sustainable, competitive broadband portfolio.

"Ultimately our 21st century network programme will deliver the speed and functionality service providers want for the future. Today's news means we are bringing improvements on-stream more quickly to give wholesale customers the choice of the wholesale delivery mechanism they adopt for broadband; be it the end-to-end BT IPstream option; end user access via BT Datastream; or by local loop unbundling.

"We are fully committed to seeing LLU a success. Industry interest has grown significantly since BT delivered price reductions of up to 70 per cent on shared LLU over recent months. We've also recently introduced a range of new products that allow simpler migration between operators and a further range of other industry requested products and automations will be launched progressively in the coming months. We are committed to continuing our work with the industry to improve the operational processes surrounding LLU".

By the end of March 2005 LLU operators will be providing service from more than 600 exchanges with many of them having multiple operators providing service. New LLU deployments, in many cases, will be the simpler, cheaper new range of co-mingling products launched in October 2004. BT has agreed an LLU Industry Plan that will provide a platform for operators to grow towards their forecasts of 1million total LLU lines by December 2005.

Paul Reynolds said: "In a highly competitive market all service providers need competitive input prices and flexibility to differentiate their products. These developments strengthen the broadband portfolio for all wholesale customers - including local loop unbundlers and service providers who do not wish to become infrastructure operators."

Earlier this week BT revealed details of the next 500 exchanges to be upgraded to provide symmetric broadband (SDSL) service. By April 2006 a total of 1300 exchanges covering more than two thirds of UK businesses will be able to provide SDSL.

Notes to editors:

   - Please note the proposed BT IPstream changes do not affect BTpublished prices and are being delivered in the form of rebates to service providers.

   - The plans to trial ADSL2+ follow the recent proposed changes to the Access Network Frequency Plan (ANFP) - the regulation underpinning the use of DSL technologies in BT's copper network. The changes to the ANFP to permit the use of ADSL2+ are required before this technology standard can be deployed in the network.

                      -----------------------------------
Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.

- BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

Enclosure No.7.


February 3, 2005

           BT UNVEILS PROPOSALS TO STIMULATE THE UK TELECOMS INDUSTRY

BT today unveiled a comprehensive set of proposals to stimulate the UK telecoms industry and deliver faster and more exciting services to consumers and businesses. The proposals, which could form part of a regulatory settlement between BT, Ofcom and the industry, would provide all players with the confidence they need and see red tape rolled back where appropriate. Central to the proposals are plans by BT to offer operators lower wholesale prices, faster broadband services and transparent, highly regulated access to BT's local network.

The proposals form BT's response to the latest stage of the Ofcom Strategic Review. They include:

- BT to set up an Access Services Division to provide transparent and equal access to BT's local network

- BT to cut a range of wholesale broadband prices and introduce faster services

- BT to reaffirm its commitment to LLU. BT also proposes a further price cut to the fully unbundled LLU product

- BT to increase the commercial attractiveness of Wholesale Line Rental

- BT to provide fair access to its 21st Century Network

As part of this proposed settlement, Ofcom would:

- Focus regulation on BT's local network through its Access Services
  Division

- Roll back other regulation on a progressive and rapid basis

- Allow successful investment in next generation networks to be properly rewarded

- Allow BT to compete on a level basis with other operators in the market
BT chief executive Ben Verwaayen said: "The United Kingdom has the opportunity to create the most exciting and innovative telecoms market in the world. Ofcom has recognised this and has initiated a Review with the aim of creating a new regulatory framework to make this happen. BT has a critical part to play, and today we are making a set of far-reaching proposals towards that framework."

"BT cannot deliver the regulatory framework. But we can give an absolute commitment, unanimously supported by the BT Board and its management, that we will play our part once a new regulatory settlement is agreed." Central to BT's proposal is the need for regulatory certainty so that all companies can invest and innovate with confidence. Much of this investment will come from BT if an appropriate regulatory framework is developed. The company has plans to invest up to GBP10 billion in the creation of a 21st Century Network over the next five years, far more than any other European telco. However, these plans, which would bring substantial benefits to the UK, are dependent upon BT receiving assurances it can generate appropriate economic returns from its investment.

BT is also prepared to offer the industry greater transparency by establishing an Access Services division that would be the main focus of future regulation and have a new approach to governance. This "fenced off" part of the business would remain within BT and would have responsibility for ensuring equal access to the services and assets associated with the local loop, the copper wires that run between telephone exchanges and households. An Equality of Access Board, with two independent members chosen in consultation with Ofcom, would oversee its operations.

This division would be able to demonstrate that every operator is treated equally and so allow regulation to be rapidly rolled back in other areas. This would greatly simplify the complex mesh of regulation that has built up over twenty years and provide all companies with the confidence they need to make their long-term investment plans.

As announced separately (News Release DC05 - 058), BT has today announced plans to deliver much faster wholesale broadband services as well as price cuts to many wholesale broadband access products. These include cuts to the full local loop unbundling product subject to the speedy and satisfactory conclusion of two parallel Ofcom consultations and the wider review as well as following normal regulatory processes.

These changes and price cuts will enable service providers and other operators to sell competitive services in all parts of the UK, both urban and rural. This is critical if the UK is to have a thriving marketplace in which companies can choose from a variety of routes to market and are not forced to adopt one particular model.

BT is also committed to making Wholesale Line Rental (WLR) a success and so it is also offering to increase the margins for companies using this product. WLR is the product that other companies use in order to sell voice services to customers on one bill.
                      -----------------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

   - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.

   - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 7 February 2005